UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-34799

BIQI INTERNATIONAL HOLDINGS CORPORATION
(Translation of registrant's name into English)

Suite K, 12th Floor, Building A, Jiangjing Mansion

228 Yanjiang Ave., Jiangan District, Wuhan City

Hubei Province, China 430010

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 12, 2019, BIQI International Holdings Corporation (the “Company”) engaged Wang Certified Public Accountant, P.C. as its independent registered public accounting firm for the year ended December 31, 2018.  The engagement was approved by the Audit Committee of the Company’s Board of Directors on July 17, 2019.

During the two years ended December 31, 2018 and through the date of this report, the Company did not consult with Wang Certified Public Accountant, P.C. with respect to any of (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Company's financial statements; or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or an event of the type described in Item 304(a)(1)(v) of Regulation S-K.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIQI International Holdings Corporation

Date: July 17, 2019	By:	/s/ Hanying Li
Hanying Li Chief Financial Officer